Exhibit 99.1

Wednesday, October 18, 2017
FOR IMMEDIATE RELEASE

Washington Federal Reports Record Earnings

SEATTLE, WASHINGTON – Washington Federal, Inc. (Nasdaq: WAFD) (the "Company"), parent company of Washington Federal, N.A. today announced record annual earnings of $173,532,000 or $1.94 per diluted share for the fiscal year ended September 30, 2017, compared to $164,049,000 or $1.78 per diluted share for the year ended September 30, 2016, a $0.16 or 9.0% increase in earnings per diluted share. Return on equity for the fiscal year ended September 30, 2017 was 8.64% compared to 8.33% for the year ended September 30, 2016. Return on assets for the year ended September 30, 2017 was 1.16% compared to 1.12% for the prior year.
President and Chief Executive Officer Brent J. Beardall commented, “We are pleased to report that Washington Federal closed it's 100th year in business with record earnings, loan originations and total assets. The market rewarded the Company's shareholders with a total return for the fiscal year of 29%. It is gratifying to see that efforts to reposition the bank's interest rate risk over the last few years are paying dividends, as our margin has increased despite rising short-term rates. The strong financial performance enabled the Company to return 100% of earnings to shareholders in the form of cash dividends and share repurchases during the year and still finish the year with a tangible common equity to tangible asset ratio of 11.41%."
Total assets were $15.3 billion as of September 30, 2017, a $366 million or 2.5% increase from September 30, 2016. The Company continued to shift its asset mix from cash and investment securities to loans receivable, which carry a higher yield. Since September 30, 2016, cash and cash equivalents decreased $137 million or 30.5% while available-for-sale securities decreased $657 million or 34.2% and held-to-maturity securities slightly offset these with an increase of $

229 million or 16.2%. During the same period, net loans receivable increased by $972 million or 9.8%.
During fiscal 2017, the Company's focus on improving its deposit mix resulted in transaction accounts increasing to 58.7% of deposits at September 30, 2017 from 56.7% of deposits at September 30, 2016. Customer deposits were $10.8 billion as of September 30, 2017, an increase of $234 million or 2.2% since September 30, 2016. Transaction accounts increased by $356 million or 5.9% during the fiscal year 2017, while time deposits decreased $121 million or 2.6%. As of September 30, 2017, 27.9% of the Company's deposits were checking accounts and 94.3% were core deposits.
Borrowings from the Federal Home Loan Bank were $2.2 billion as of September 30, 2017, a net increase of $145 million or 7.0% since September 30, 2016. The weighted average rate for FHLB borrowings was 2.80% as of September 30, 2017 and 3.15% at September 30, 2016. Of the $2.2 billion borrowed as of September 30, 2017, $0.8 billion have maturities greater than one year.
Loan originations of $4.2 billion for fiscal year 2017 established a new record and increased $290 million or 7.4% from the total of $3.9 billion in fiscal year 2016. Partially offsetting this strong loan origination volume in 2017 were loan repayments of $3.1 billion. During fiscal 2016, loan repayments totaled $2.9 billion. Commercial loans represented 66.9% of all loan originations during fiscal 2017 with consumer loans accounting for the remaining 33.1%. The Company views organic loan growth as the highest and best use of its capital and prefers commercial loans in this low rate environment due to the fact they generally have floating interest rates and shorter durations. The weighted average interest rate on loans increased to 4.28% as of September 30, 2017 from 4.26% at September 30, 2016, due to the shift toward a higher proportion of commercial loans and rising short term rates, causing variable rate loans to increase in yield.
Asset quality remained strong as the ratio of non-performing assets to total assets decreased to 0.46% as of September 30, 2017, compared to 0.48% at September 30, 2016. Since September 30, 2016, real estate owned decreased by $8.4 million, or 28.8%, and non-accrual loans increased by $7.2 million, or 16.9%. Delinquencies on loans were 0.40% of total loans at September 30, 2017 compared to 0.68% at September 30, 2016. The Company realized net-recoveries on loans (as opposed to charge-offs) of $14.3 million for fiscal year 2017. The allowance for loan losses and reserve for unfunded commitments increased by $14.1 million to $130.8 million as of September 30, 2017 and was 1.07% of gross loans outstanding, as compared to 1.07% of gross loans as of September 30, 2016.
On August 18, 2017, the Company paid a cash dividend of $0.15 per share to common stockholders of record on August 4, 2017. This was the Company’s 138th consecutive quarterly cash dividend. During fiscal 2017, the Company repurchased 3.1 million shares of common stock at a weighted average price of $31.36 per share and has authorization to repurchase approximately 1.7 million additional shares. The Company varies the pace of share repurchases depending on several factors, including share price, business opportunities and capital levels. In 2017, the Company paid $7,631,576 to repurchase 478,399 warrants to purchase our common stock at an average exercise price of $17.46. As of September 30, 2017, 330,217 such warrants remain outstanding. Tangible common stockholders’ equity per share increased by $0.86 or 4.59% during fiscal 2017 to $19.58 and the ratio of tangible common equity to tangible assets was 11.41% as of September 30, 2017.
Net interest income was $432 million for fiscal 2017, an increase of $11.7 million or 2.8% from the prior year. The increase in net interest income was primarily due to a higher average balance of loans receivable in fiscal 2017. Net interest margin increased to 3.13% in fiscal 2017 from 3.11% for the prior year. The slight increase is primarily due to changes in the mix of interest earning assets, including a higher yield on variable rate loans as well as cash and investments.
The Company recorded a release of loan loss allowance of $2.1 million for fiscal 2017 compared to a release of $6.3 million for the prior year. The release in fiscal 2017 was a result of continued strong credit quality, including net recoveries of $14.3 million, partially offset by growth in loans outstanding.

Total other income was $52.2 million for fiscal year 2017, an increase of $5.2 million from $47.0 million in the prior year. Fiscal year 2017 included $3.5 million of gain on sale of investment securities as well as $6.1 million of gains recognized on bank owned life insurance. Fiscal 2016 included a gain of $3.8 million resulting from the sale-leaseback of a branch property in Sammamish, Washington.
Total operating expenses were $231.5 million for fiscal 2017, a decrease of $3.9 million or 1.7% from the prior year, primarily due to year over year decreases in product delivery costs and information technology costs related to the Company's fiscal 2016 implementation of new systems. Operating expenses were $62.6 million for the 4th fiscal quarter of 2017, an increase of $7.2 million or 13.1% from the same quarter a year ago. The increase was primarily due to elevated information technology and compliance costs, year-end accrual true-ups and a $1.5 million correction to amortization of intangible assets stemming from acquisitions of insurance agency businesses in prior years. The Company’s efficiency ratio of 47.8% for fiscal 2017 is improved from the 50.8% for the prior year due to lower costs and higher revenue. The efficiency ratio increased to 48.7% for the 4th fiscal quarter of 2017 from 48.5% for the same quarter a year ago due primarily to the expenses noted above.
Net gain on real estate owned was $1.5 million for fiscal 2017 compared to a net gain of $10.0 million for the prior year. Net gain or loss on real estate owned is expected to vary from quarter to quarter as it includes gains and losses on sales, ongoing maintenance expenses and any additional net valuation adjustments.
For the year ended September 30, 2017, the Company recorded federal and state income tax expense of $82.7 million, which equates to a 32.27% effective tax rate. This compares to an effective tax rate of 33.89% for the prior year. The decline in the effective tax rate from the prior year is primarily due to new investments in bank owned life insurance, low income housing tax credits and tax exempt loans since September 30, 2016.
Washington Federal, a national bank with headquarters in Seattle, Washington, has 237 branches in eight western states. To find out more about Washington Federal, please visit our w ebsite www.washingtonfederal.com. Washington Federal uses its website to distribute financial and other material information about the Company.
Important Cautionary Statements
The foregoing information should be read in conjunction with the financial statements, notes and other information contained in the Company’s 2016 Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.
This press release contains statements about the Company’s future that are not statements of historical fact. These statements are “forward looking statements” for purposes of applicable securities laws, and are based on current information and/or management's good faith belief as to future events. The words “believe,” “expect,” “anticipate,” “project,” and similar expressions signify forward-looking statements. Forward-looking statements should not be read as a guarantee of future performance. By their nature, forward-looking statements involve inherent risk and uncertainties, which change over time; and actual performance, could differ materially from those anticipated by any forward-looking statements. The Company undertakes no obligation to update or revise any forward-looking statement.
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Contact:

Investor Relations
Washington Federal, Inc.
425 Pike Street, Seattle, WA 98101
Brad Goode, SVP / Director of Communications
206-626-8178
brad.goode@wafd.com

WASHINGTON FEDERAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
(UNAUDITED)

	September 30, 2017	September 30, 2016
	(In thousands, except share data)
ASSETS
Cash and cash equivalents	$313,070	$450,368
Available-for-sale securities, at fair value	1,266,209	1,922,894
Held-to-maturity securities, at amortized cost	1,646,856	1,417,599
Loans receivable, net of allowance for loan losses of $123,073 and $113,494	10,882,622	9,910,920
Interest receivable	41,643	37,669
Premises and equipment, net	263,694	281,951
Real estate owned	20,658	29,027
FHLB and FRB stock	122,990	117,205
Bank owned life insurance	211,330	208,123
Intangible assets, including goodwill of $293,153 and $291,503	298,682	296,989
Federal and state income tax assets, net	—	16,047
Other assets	185,826	199,271
	$15,253,580	$14,888,063
LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities
Customer accounts
Transaction deposit accounts	$6,361,158	$6,005,592
Time deposit accounts	4,473,850	4,595,260
	10,835,008	10,600,852
FHLB advances	2,225,000	2,080,000
Advance payments by borrowers for taxes and insurance	56,631	42,898
Accrued expenses and other liabilities	131,253	188,582
	13,247,892	12,912,332
Stockholders’ equity
Common stock, $1.00 par value, 300,000,000 shares authorized; 134,957,511 and 134,307,818 shares issued; 87,193,362 and 89,680,847 shares outstanding	134,958	134,308
Paid-in capital	1,660,885	1,648,388
Accumulated other comprehensive (loss) income, net of taxes	5,015	(11,156)
Treasury stock, at cost; 47,764,149 and 44,626,971 shares	(838,060)	(739,686)
Retained earnings	1,042,890	943,877
	2,005,688	1,975,731
	$15,253,580	$14,888,063
CONSOLIDATED FINANCIAL HIGHLIGHTS
Common stockholders' equity per share	$23.00	$22.03
Tangible common stockholders' equity per share	$19.58	$18.72
Stockholders' equity to total assets	13.15%	13.27%
Tangible common stockholders' equity to tangible assets	11.41%	11.51%

Weighted average rates at period end
Loans and mortgage-backed securities	3.96%	3.86%
Combined loans, mortgage-backed securities and investments	3.82	3.58
Customer accounts	0.53	0.50
Borrowings	2.80	3.15
Combined cost of customer accounts and borrowings	0.91	0.93
Net interest spread	2.91	2.65

WASHINGTON FEDERAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)

	Three Months Ended September 30,		Twelve Months Ended September 30,
	2017	2016	2017	2016
	(In thousands, except share data)		(In thousands, except share data)
INTEREST INCOME
Loans receivable	$122,197	$114,283	$470,523	$454,085
Mortgage-backed securities	15,605	13,820	60,612	62,949
Investment securities and cash equivalents	4,438	4,769	17,783	19,759
	142,240	132,872	548,918	536,793
INTEREST EXPENSE
Customer accounts	13,850	13,423	52,023	52,485
FHLB advances and other borrowings	15,958	16,633	64,969	64,059
	29,808	30,056	116,992	116,544
Net interest income	112,432	102,816	431,926	420,249
Provision (release) for loan losses	(500)	(3,100)	(2,100)	(6,250)
Net interest income after provision (release) for loan losses	112,932	105,916	434,026	426,499

OTHER INCOME
Gain on sale of investments	2,531	—	3,499	—
Loan fee income	980	1,764	4,290	5,548
Deposit fee income	6,840	5,174	22,643	21,738
Other income	5,910	8,248	21,783	19,750
	16,261	15,186	52,215	47,036
OTHER EXPENSE
Compensation and benefits	27,483	26,668	112,257	112,884
Occupancy	8,890	7,492	35,260	33,568
FDIC insurance premiums	2,819	3,581	11,410	11,824
Product delivery	3,876	3,421	13,972	17,060
Information technology	9,105	7,150	28,859	30,982
Other expense	10,476	7,095	29,761	29,129
	62,649	55,407	231,519	235,447
Gain (loss) on real estate owned, net	425	(356)	1,494	10,046
Income before income taxes	66,969	65,339	256,216	248,134
Income tax provision	20,865	21,115	82,684	84,085
NET INCOME	$46,104	$44,224	$173,532	$164,049

PER SHARE DATA
Basic earnings	$0.53	$0.49	$1.95	$1.79
Diluted earnings	0.52	0.49	1.94	1.78
Cash dividends per share	0.15	0.14	0.84	0.55
Basic weighted average number of shares outstanding	87,742,200	89,902,181	88,905,457	91,399,038
Diluted weighted average number of shares outstanding	87,952,087	90,468,107	89,224,207	91,912,918
PERFORMANCE RATIOS
Return on average assets	1.22%	1.19%	1.16%	1.12%
Return on average common equity	9.18	8.96	8.64	8.33
Net interest margin	3.22	3.01	3.13	3.11
Efficiency ratio	48.68	48.54	47.82	50.80